[Letterhead of Peace Arch Entertainment Group Inc.]

October 30, 2006

VIA EDGAR AND

FACSIMILE:  (202) 772-9202

Dan Morris

Division of Corporation Finance

Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Re:

Peace Arch Entertainment Group Inc.

Registration Statement on Form F-3

Filed October 24, 2006

File No.  333-137055

Dear Mr. Morris:

Please find below the responses of Peace Arch Entertainment Group Inc. (the “Company”) to the Staff’s comments on the above referenced Registration Statement as set forth in its letter dated October 25, 2006.  For your convenience, we are delivering to your office a “marked to show changes” copy of Amendment No. 2 to the Registration Statement, comparing Amendment No. 2 with the previous submission.

General

1.

Please file a redline showing the changes supplementally provided to the Commission by facsimile on October 12, 2006.

Response:  In response to the Staff’s request, the Company is providing supplementally herewith (a) a copy of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement as filed on October 24, 2006, and (b) a copy of Amendment No. 1, marked to show changes from the Registration Statement, as filed on September 1, 2006.

2.

We note your response to prior comment 1.  Please substantially revise your response to provide more detailed and conclusive legal analysis supporting your claim that unlimited authorized shares are permissible under applicable law.  For example, we note that your current response indicates that the company is governed by the Ontario Business Corporations Act, however, you have not cited the Act.  Instead, you have provided an excerpted page of the Ontario Company Manual, without discussing its relevance or applicability.  Please revise your response to include specific citations to, and a comprehensive discussion of, relevant statutory law, as well as any relevant treatises you deem instructive.

Response:  In response to the Staff’s comment, the Company supplementally advises the Staff of the following:

Prior to July of 1983, the Business Corporations Act (Ontario) (the “Act”), the Company’s governing statute, expressly provided that a corporation’s articles must specify the number of shares authorized for each class.  Specifically, Section 23 of the Act read as follows:

“23(2) Where all of the shares of a corporation are with par value, its authorized capital shall be expressed in Canadian or other currency in its articles, or partly in one currency and partly in another, and is an amount equal to the total of the products of the number of shares of each class multiplied by the par value thereof.

23(3) Where all of the shares of a corporation are without par value, its authorized capital shall be expressed in its articles as a specified number of shares.

23(4) Where part of the shares of a corporation are with par value and part are without par value, its authorized capital shall be expressed in its articles as a specified number of shares of each class of shares having a specified par value and a specified number of shares of each class of shares without par value.”

In effect, because shareholder approval is required to amend a corporation’s articles, prior to July, 29, 1983, the total number of shares of a class to be issued was in the control of the shareholders.  On July 29, 1983, the Act was amended to prohibit the issuance of shares for par or nominal value and to eliminate the requirement to specify the number of shares of each class.  Moreover, the Act now specifically provides that the number of shares of a class to be issued is in the discretion of the directors.   Specifically, the Act now reads as follows:

“22(1) Shares. Shares of a corporation shall be in registered form and shall be without nominal or par value…

22(3) Rights of Shareholders. Where a corporation has only one class of shares, the rights of the holders thereof are equal in all respects and include the rights

(a) to vote at all meetings of shareholders; and

(b) to receive the remaining property of the corporation upon dissolution.

22(4) Idem. The articles may provide for more than one class of shares and where they so provide,

(a) the rights, privileges, restrictions and conditions attaching to the shares of each class shall be set out therein; and

(b) each of the rights set out in subsection (3) shall be attached to at least one class of shares, but both such rights are not required to be attached to any one class…

23(1) Issuance of Shares.  Subject to the articles, the by-laws, any unanimous shareholders agreement and Section 26, shares may be issued at such time and to such persons and for such consideration as the directors determine…

26 Pre-emptive Rights. If it is so provided in the articles or a unanimous shareholders agreement, no shares of a class or series shall be issued unless the shares have first been offered to the shareholders of the corporation holding shares of that class or series or of another class or series on such terms as are provided in the articles or unanimous shareholder agreement.”

After the 1983 amendments to the Act, it became the usual practice for corporations to authorize an unlimited number of shares of any particular class.

While under the Act, the number of shares of a class authorized for issuance may be unlimited, corporations may only issue shares in compliance with applicable securities laws, and, in the case of public companies, applicable stock exchange rules.

Selling Shareholders, page 23

3.

Please tell us whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.  If any of the selling shareholders are broker-dealers who did not receive the shares being offering on their behalf as compensation for placement agent services, please name them as underwriters.  To the extent any of the selling shareholders are affiliates of registered broker-dealers, please confirm, if true, that they acquired the securities being registered in the ordinary course of business and at the time of the acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:  Based on information provided to the Company by the selling shareholders to date, the Company supplementally advises the Staff that:

a.

The following selling shareholders are registered broker-dealers:

UBS Global Asset Management (Canada)

Front Street Investment Management Inc.

Gluskin Sheff & Associates Inc.

Mavrix Fund Management Inc.

b.

The following selling shareholder is a registered broker-dealer that received shares, but those shares were received as compensation for placement agent services:

Westwind Partners, Inc.

c.

The following selling shareholder is an affiliate of a registered broker-dealer that received shares in the ordinary course of business and did not, at the time of acquisition, have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the shares:

Quest Capital Corp.

d.

The following selling shareholder is an investment counselor registered in Canada:

C.A. Delaney Capital Management Ltd.

In response to the Staff’s comments, the Company has added footnote disclosure regarding the information above on pages 27,28 & 29 of the prospectus.

*   *   *

The Company hereby acknowledges that:

•

the Company is responsible for the accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 416.487.0377.

Very truly yours,

/s/ Mara Di Pasquale

Mara Di Pasquale